Exhibit 99.5

Viper Energy, Inc.

Unaudited Pro Forma Condensed Combined Financial Statements

Pending Sitio Transaction

As previously announced, on June 2, 2025, Viper Energy, Inc., a Delaware corporation (“Viper”), and Viper Energy Partners LLC, a Delaware limited liability company (“Viper OpCo”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Sitio Royalties Corp., a Delaware corporation (“Sitio”), Sitio Royalties Operating Partnership, LP, a Delaware limited partnership and a subsidiary of Sitio, (“Sitio OpCo”) New Cobra Pubco, Inc., a Delaware corporation and a wholly owned subsidiary of Viper (“New Viper”), Cobra Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of New Viper, and Scorpion Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of New Viper, pursuant to which New Viper would acquire, through a series of transactions, Sitio and Sitio OpCo (the “Sitio Transaction”) in an all-equity transaction and the retirement of Sitio’s debt, which totaled $1.1 billion as of March 31, 2025. As a result of the Sitio Transaction, Viper and Sitio will become direct wholly owned subsidiaries of New Viper, which will be renamed “Viper Energy, Inc.” upon completion of the Sitio Transaction. Additionally, upon completion of the Sitio Transaction, former Viper stockholders and former Sitio stockholders will own equity interests in New Viper, which is expected to be listed for trading on the Nasdaq. For pro forma purposes, the term “Viper” may be used in reference to both historical Viper Energy, Inc. prior to the consummation of the Sitio Transaction and New Viper following the consummation of the Sitio Transaction as the context requires.

The consideration for the Sitio Transaction for Sitio equity holders will consist of 0.4855 shares of Class A common stock of New Viper (“New Viper Class A Common Stock”) for each share of Sitio Class A common stock, and 0.4855 units representing limited liability company interests in Viper OpCo (“Viper OpCo Units”), for each unit of Sitio’s OpCo Units (along with a corresponding amount of Class B common stock of New Viper (“New Viper Class B Common Stock” and together with the New Viper Class A Common Stock, “New Viper Common Stock”). Each share of Sitio Class C common stock will automatically be cancelled in the transaction for no consideration and cease to exist upon closing of the Sitio Transaction. The mineral and royalty interests owned by Sitio and to be acquired in the Sitio Transaction represent approximately 25,300 net royalty acres in the Permian Basin, plus an additional ~9,000 net royalty acres in other major basins (DJ, Eagle Ford, Williston) for total acreage of approximately 34,300 net royalty acres. On a pro forma basis, New Viper expects to own 85,700 net royalty acres in the Permian Basin, approximately 43% of which will be operated by Diamondback Energy, Inc. (“Diamondback”), and an average 1.8% net royalty interest in approximately 33,300 gross producing horizontal wells (~608 net wells) with estimated Q4 2025 average production of 64 – 68 MBO/d (122 – 130 MBOE/d).

The Sitio Transaction was unanimously approved by the board of directors of each company and has been approved by the written consent of Diamondback (and certain of its subsidiaries) as Viper’s majority stockholders. The Merger Agreement and the Sitio Transaction are subject to approval by a majority of Sitio’s stockholders and customary regulatory approval. Stockholders holding an aggregate of approximately 48% of Sitio’s outstanding voting power have agreed to vote in favor of the transaction subject to certain exceptions.

The Sitio Transaction will be accounted for as an asset acquisition in accordance with ASC 805, with Viper as the accounting acquirer. As such, for pro forma purposes, the fair value of the consideration paid by Viper for the Sitio Transaction and the allocation of that amount to the underlying assets acquired was recorded on a relative fair value basis. Additionally, transaction costs directly related to the Sitio Transaction were capitalized as a component of the purchase price.

Recently Completed Significant Acquisitions

2025 Drop Down

On January 30, 2025, Viper and Viper OpCo, as buyer parties, entered into a definitive equity purchase agreement with Endeavor Energy Resources, LP (the “Endeavor Seller”), 1979 Royalties LP and 1979 Royalties GP, LLC (collectively, the “Endeavor Subsidiaries”), each of which is a subsidiary of Viper’s parent, Diamondback, to acquire the Endeavor Subsidiaries from the Endeavor Seller for consideration consisting of (i) $1.0 billion in cash, and (ii) the issuance of 69,626,640 Viper OpCo Units and an equivalent number of shares of Viper Class B Common Stock (collectively, the “Endeavor Equity Issuance”), in each case subject to customary closing adjustments including, among other things, for net title benefits (such transaction, the “2025 Drop Down”). The 2025 Drop Down closed on May 1, 2025 (the “2025 Drop Down Closing Date”).

The Viper OpCo Units and Viper Class B Common Stock included in the Endeavor Equity Issuance, as well as the Viper OpCo Units and Viper Class B Common Stock otherwise beneficially owned by Diamondback, are exchangeable from time to time for shares of Viper Class A Common Stock (that is, one Viper OpCo Unit and one share of Viper Class B Common Stock, together, are exchangeable for one share of Viper Class A Common Stock). The mineral and royalty interests owned by the Endeavor Subsidiaries and acquired in the 2025 Drop Down represent approximately 22,847 net royalty acres in the Permian Basin, approximately 69% of which are operated by Diamondback, and have an average net royalty interest of approximately 2.8% and oil production of approximately 17,097 BO/d (the “Endeavor Mineral and Royalty Interests”).

The 2025 Drop Down is accounted for as a transaction between entities under common control with the Endeavor Mineral and Royalty Interests recorded at the Endeavor Seller’s historical carrying value in Viper’s consolidated balance sheet. Diamondback recently acquired the Endeavor Mineral and Royalty Interests in its transaction with the Endeavor Seller in September 2024. As of the 2025 Drop Down Closing Date, Diamondback’s historical carrying value of the Endeavor Mineral and Royalty Interests was approximately $4.4 billion. Viper funded a portion of the $1.0 billion cash portion of the 2025 Drop Down with proceeds from its public equity offering completed on February 3, 2025 (the “2025 Equity Offering”) of 28,336,000 shares of Viper Class A Common Stock.

Tumbleweed Acquisitions

As previously disclosed in its Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on October 2, 2024, Viper and Viper OpCo completed the acquisition, on October 1, 2024 (the “TWR Closing Date”), of all of the issued and outstanding equity interests in Tumbleweed Royalty IV, LLC and TWR IV SellCo LLC (collectively, “TWR”) pursuant to a definitive purchase and sale agreement (the “TWR Acquisition”). The mineral and royalty interests acquired in the TWR Acquisition represent approximately 3,067 net royalty acres in the Permian Basin. Consideration for the TWR Acquisition consisted of (i) cash consideration of approximately $464 million, including transaction costs and certain customary post-closing adjustments, (ii) 10,093,670 Viper OpCo Units and an option to acquire an equal number of shares of Class B Common Stock, and (iii) contingent cash consideration of up to $41 million payable in January of 2026, based on the average price of West Texas Intermediate (“WTI”) sweet crude oil prompt month futures contracts for the calendar year 2025 (the “WTI 2025 Average”). The cash consideration was funded through a combination of cash on hand, borrowings under Viper OpCo’s revolving credit facility and proceeds from a public offering of Class A Common Stock in September 2024.

On September 3, 2024 (the “Q&M Closing Date”), Viper and Viper OpCo completed the related acquisitions of all of the issued and outstanding equity interests in (i) Tumbleweed-Q Royalties, LLC (“Tumbleweed Q”) from Tumbleweed-Q Royalty Partners, LLC (the “Q Acquisition”), and (ii) MC TWR Royalties, LP and MC TWR Intermediate, LLC (collectively, “Tumbleweed M”) from MC Tumbleweed Royalty, LLC (the “M Acquisition”), pursuant to definitive purchase and sale agreements (collectively, the “Q&M Acquisitions”).

The mineral and royalty interests acquired in the Q Acquisition represent approximately 406 net royalty acres in the Permian Basin. Consideration for the Q Acquisition consisted of (i) $114 million in cash, including transaction costs and certain customary post-closing adjustments, and (ii) contingent cash consideration of up to $5 million payable in January of 2026, based on the WTI 2025 Average.

The mineral and royalty interests acquired in the M Acquisition represent approximately 267 net royalty acres in the Permian Basin. Consideration for the M Acquisition consisted of (i) $76 million in cash, including transaction costs and certain customary post-closing adjustments, and (ii) contingent cash consideration of up to $4 million payable in January of 2026, based on the WTI 2025 Average.

The TWR Acquisition, Q Acquisition and M Acquisition, which are considered related businesses, (collectively, the “Tumbleweed Acquisitions”) were accounted for as asset acquisitions in accordance with ASC 805. As such, for pro forma purposes, the fair value of the consideration paid by Viper for each of the Tumbleweed Acquisitions and the allocation of that amount to the underlying assets acquired was recorded on a relative fair value basis. Additionally, transaction costs directly related to the Tumbleweed Acquisitions were capitalized as a component of the purchase price.

Pro Forma Financial Statement Presentation

The following unaudited pro forma condensed combined financial statements (the “pro forma financial statements”) are based on Viper’s historical consolidated financial statements, adjusted to give effect to transaction adjustments for (i) the assets and liabilities to be acquired in the Sitio Transaction, (ii) the impacts of assets acquired in the 2025 Drop Down and the related 2025 Equity Offering, and (iii) the impacts of the previously completed Tumbleweed Acquisitions not reflected in Viper’s historical consolidated financial statements for the year ended December 31, 2024.

The following pro forma financial statements present (i) Viper’s unaudited condensed combined pro forma balance sheet as of March 31, 2025 (the “pro forma balance sheet”), (ii) Viper’s unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024, and (iii) Viper’s unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2025.

The pro forma balance sheet assumes that the Sitio Transaction and the 2025 Drop Down (including the related 2025 Equity Offering) each occurred on March 31, 2025.

The pro forma statements of operations for the year ended December 31, 2024 and the three months ended March 31, 2025 give pro forma effect to (i) the Sitio Transaction, (ii) the 2025 Drop Down and related 2025 Equity Offering, and (iii) the Tumbleweed Acquisitions through their respective closing dates, as if all such transactions had occurred on January 1, 2024, the beginning of the earliest period presented.

The pro forma adjustments related to the Sitio Transaction, the 2025 Drop Down, the 2025 Equity Offering and the Tumbleweed Acquisitions are based on available information and certain assumptions that management believes are factually supportable, as further described below in Note 3—Pro Forma Adjustments and Assumptions. In the opinion of management, all adjustments necessary to present fairly the pro forma financial statements have been made.

These pro forma financial statements are for informational purposes only and do not purport to represent what Viper’s financial position and results of operations would have been had the Sitio Transaction, the 2025 Drop Down, the 2025 Equity Offering and the Tumbleweed Acquisitions occurred on the dates indicated. The pro forma financial statements do not reflect the benefits of potential cost savings or the costs that may be necessary to achieve such savings, and, accordingly, do not attempt to predict or suggest future results. As such, these pro forma financial statements should not be used to project Viper’s financial performance for any future period. A number of factors may affect the results.

As Viper is the acquirer for accounting purposes, the following pro forma presentation assumes that Viper is issuing common stock in the Sitio Transaction. Class A common stock of Viper is referred to as “Viper Class A Common Stock” and Class B common stock of Viper is referred to as “Viper Class B Common Stock”.

The pro forma financial statements have been developed from and should be read in conjunction with:

a.	the separate historical consolidated financial statements and related notes thereto in Viper’s filings with the SEC;

b.	the separate historical consolidated financial statements and related notes thereto in Sitio’s filings with the SEC;

c.

the historical unaudited consolidated financial statements of TWR and related notes for the nine months ended September 30, 2024, which are incorporated by reference from Exhibit 99.3 to Viper’s Current Report on Form 8-K filed with the SEC on January 30, 2025;

d.

the unaudited consolidated financial statements of Tumbleweed-Q Royalty Partners, LLC as of and for the six months ended June 30, 2024 and the unaudited consolidated financial statements of MC Tumbleweed Royalty, LLC as of and for the six months ended June 30, 2024, which unaudited financial statements are included as Exhibits 99.5 and 99.6, respectively to Viper’s Current Report on Form 8-K, filed with the SEC on September 11, 2024;

e.

the audited statements of revenues and direct operating expenses and related notes for the Endeavor Mineral and Royalty Interests for the years ended December 31, 2024 and 2023, which were included in Viper’s Definitive Proxy Statement Relating to Merger or Acquisition on Form DEFM14A filed with the SEC on March 31, 2025; and

f.

the unaudited consolidated financial statements of revenues and direct operating expenses and related notes for the Endeavor Mineral and Royalty Interests for the three months ended March 31, 2025, which unaudited financial statements are included as Exhibit 99.4 to Viper’s Current Report on Form 8-K containing this exhibit.

Viper Energy, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

	As of March 31, 2025
	Historical	2025 Drop Down
	Viper	Acquisition Transaction Adjustments (Note 3)		Viper Pro Forma Combined
	(In millions, except par values and share data)
Assets
Current assets:
Cash and cash equivalents	$560	$(560)	(b)	$—
Royalty income receivable (net of allowance for credit losses)	146	—		146
Royalty income receivable—related party	41	—		41
Income tax receivable	2	—		2
Derivative instruments	31	—		31
Prepaid expenses and other current assets	12	—		12

Total current assets	792	(560)		232

Property:
Oil and natural gas interests, full cost method of accounting	6,097	4,407	(b)(d)	10,504
Land	6	—		6
Accumulated depletion and impairment	(1,148)	—		(1,148)

Property, net	4,955	4,407		9,362
Derivative instruments	12	—		12
Deferred income taxes (net of allowances)	249	(201)	(d)	48
Funds held in escrow	223	(223)	(b)	—
Other assets	7	—		7

Total assets	$6,238	$3,423		$9,661

Liabilities and Unitholders’ Equity
Current liabilities:
Accounts payable—related party	$2	$—		$2
Accrued liabilities	66	6	(c)	72
Derivative instruments	5	—		5
Income taxes payable	18	—		18

Total current liabilities	91	6		97
Long-term debt, net	822	217	(b)	1,039
Derivative instruments	2	—		2

Total liabilities	915	223		1,138

Stockholders’ equity:
Class A Common Stock, $0.000001 par value	—	—		—
Class B Common Stock, $0.000001 par value	—	—		—
Additional paid-in capital	2,566	726	(d)	3,292
Retained earnings (accumulated deficit)	108	(6)	(c)	102

Total Viper Energy, Inc. stockholders’ equity	2,674	720		3,394
Non-controlling interest	2,649	2,480	(b)(d)	5,129

Total equity	5,323	3,200		8,523

Total liabilities and unitholders’ equity	$6,238	$3,423		$9,661

Viper Energy, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet - Continued

	As of March 31, 2025
	Historical		Acquisition Transaction Adjustments (Note 3)
	Viper(1)	Sitio	Reclass Adjustments			Acquisition Transaction Adjustments (Note 3)		Viper Pro Forma Combined
	(In millions, except par values and share data)
Assets
Current assets:
Cash and cash equivalents	$—	$2	$—			$—		$2
Royalty income receivable (net of allowance for credit losses)	146	—	126	(a	)	—		272
Royalty income receivable—related party	41	—	—			—		41
Accrued revenue and accounts receivable	—	126	(126)	(a	)	—		—
Income tax receivable	2	—	—			—		2
Derivative instruments	31	—	—			—		31
Prepaid expenses and other current assets	12	7	—			—		19

Total current assets	232	135	—			—		367

Property:
Oil and natural gas interests, full cost method of accounting	10,504	—	5,422	(a	)	(1,120)	(e)(f)(g)(h)(i)(k)	14,806
Land	6	—	—			—		6
Accumulated depletion and impairment	(1,148)	—	(896)	(a	)	896	(i)	(1,148)
Oil and natural gas properties, successful efforts method:
Unproved properties	—	2,419	(2,419)	(a	)	—		—
Proved properties	—	3,003	(3,003)	(a	)	—		—
Other property and equipment	—	4	—			—		4
Accumulated depreciation, depletion, amortization and impairment	—	(896)	896	(a	)	—		—

Property, net	9,362	4,530	—			(224)		13,668
Derivative instruments	12	—	—			—		12
Deferred income taxes (net of allowances)	48	—	(48)	(a	)	—		—
Deferred financing costs	—	8	—			(8)	(h)	—
Operating lease right-of-use asset	—	6	—			—		6
Other assets	7	3	—			—		10

Total assets	$9,661	$4,682	$(48)			$(232)		$14,063

Liabilities and Unitholders’ Equity
Current liabilities:
Accounts payable—related party	$2	$—	$—			$—		$2
Accrued liabilities	72	—	56	(a	)	10	(g)(h)	138
Accounts payable and accrued expenses	—	56	(56)	(a	)	—		—
Derivative instruments	5	—	—			—		5
Income taxes payable	18	—	—			—		18
Operating lease liability	—	2	—			—		2

Total current liabilities	97	58	—			10		165
Long-term debt, net	1,039	1,077	—			65	(h)(j)	2,181
Derivative instruments	2	—	—			—		2
Deferred tax liability	—	237	(48)	(a	)	(49)	(k)(l)	140
Non-current operating lease liability	—	5	—			—		5
Other long-term liabilities	—	1	—			—		1

Total liabilities	1,138	1,378	(48)			26		2,494
Stockholders’ equity:
Viper Class A Common Stock, $0.000001 par value	—	—	—			—		—
Viper Class B Common Stock, $0.000001 par value	—	—	—			—		—
Sitio Class A Common Stock, par value $0.0001 per share	—	—	—			—		—
Sitio Class C Common Stock, par value $0.0001 per share	—	—	—			—		—
Additional paid-in capital	3,292	1,683	—			(150)	(e)(f)(l)	4,825
Retained earnings (accumulated deficit)	102	(137)	—			129	(e)(j)	94
Class A Treasury Shares, 5,327,641 shares at March 31, 2025	—	(119)	—			119	(e)	—
Class C Treasury Shares, 52,748 shares at March 31, 2025	—	(1)	—			1	(e)	—

Total Viper Energy, Inc. stockholders’ equity	3,394	1,426	—			99		4,919
Non-controlling interest	5,129	1,878	—			(357)	(e)(f)(l)	6,650

Total equity	8,523	3,304	—			(258)		11,569

Total liabilities and unitholders’ equity	$9,661	$4,682	$(48)			$(232)		$14,063

(1)	Viper’s historical balance sheet as of March 31, 2025 in this table includes the effects of pro forma adjustments for the 2025 Drop Down from the pro forma condensed combined balance sheet above.

Viper Energy, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

	Year Ended December 31, 2024
	Historical				Transaction Accounting Adjustments (Note 3)
	Viper	TWR Acquisition	Q Acquisition	M Acquisition	Reclass Adjustments		Acquisition Transaction Adjustments (Note 3)		Viper Pro Forma Combined
	(In millions, except per share amounts, shares in thousands)
Operating income:
Royalty income	$854	$54	$7	$5	$(1)	(a)	$—		$919
Lease bonus income	6	—	—	—	6	(a)	—		12
Lease bonus and other income	—	4	1	1	(6)	(a)	—		—
Other operating income	1	—	—	—	—		—		1

Total operating income	861	58	8	6	(1)		—		932

Costs and expenses:
Production and ad valorem taxes	61	3	—	—	—		—		64
Gathering and transportation	—	1	—	—	(1)	(a)	—		—
Depletion	214	—	—	—	27	(a)	(2)	(n)	239
Depletion, depreciation and amortization	—	22	3	2	(27)	(a)	—		—
General and administrative expenses—related party	11	—	—	—	—		—		11
General and administrative expenses	8	115	2	1	—		(116)	(m)	10

Total costs and expenses	294	141	5	3	(1)		(118)		324

Income (loss) from operations	567	(83)	3	3	—		118		608
Other income (expense):
Interest expense, net	(74)	—	—	—	—		(15)	(o)	(89)
Gain (loss) on extinguishment of debt	—	1	—	—	—		—		1
Gain (loss) on derivative instruments, net	11	—	—	—	—		(1)	(p)	10
Earnings from equity method investment	—	1	—	—	—		(1)	(m)	—

Total other income (expense), net	(63)	2	—	—	—		(17)		(78)

Income (loss) before income taxes	504	(81)	3	3	—		101		530
Provision for (benefit from) income taxes	(100)	—	—	—	—		3	(q)	(97)

Net income (loss)	604	(81)	3	3	—		98		627
Net income (loss) attributable to non-controlling interest	245	—	—	—	—		12	(r)	257

Net income (loss) attributable to Viper Energy, Inc.	$359	$(81)	$3	$3	$—		$86		$370

Net income (loss) attributable to common shares:
Basic	$3.82								$3.62
Diluted	$3.82								$3.62
Weighted average number of common shares outstanding:
Basic	93,932						8,044	(s)	101,976
Diluted	93,932						8,044	(s)	101,976

Viper Energy, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations - Continued

	Year Ended December 31, 2024
	Historical		Acquisition Transaction Adjustments (Note 3)			Historical	Reclass Adjustments		Acquisition Transaction Adjustments (Note 3)
	Viper(1)	Drop Down			Viper Pro Forma Combined	Sitio					Viper Pro Forma Combined
	(In millions, except per share amounts, shares in thousands)
Operating income:
Royalty income	$919	$461	$—		$1,380	$611	$—		$—		$1,991
Lease bonus income	12	—	—		12	—	9	(a)	—		21
Lease bonus and other income	—	—	—		—	13	(13)	(a)	—		—
Other operating income	1	—	—		1	—	4	(a)	—		5

Total operating income	932	461	—		1,393	624	—		—		2,017

Costs and expenses:
Production and ad valorem taxes	64	32	—		96	46	—		—		142
Depletion	239	—	221	(t)	460	—	320	(a)	(57)	(z)	723
Depletion, depreciation and amortization	—	—	—		—	320	(320)	(a)	—		—
General and administrative expenses —related party	11	—	9	(u)	20	—	—		—		20
General and administrative expenses	10	—	—		10	55	—		8	(j)	73

Total costs and expenses	324	32	230		586	421	—		(49)		958

Income (loss) from operations	608	429	(230)		807	203	—		49		1,059
Other income (expense):
Interest expense, net	(89)	—	(14)	(v)	(103)	(85)	—		11	(aa)	(177)
Gain (loss) on extinguishment of debt	1	—	—		1	—	—		(44)	(bb)	(43)
Gain (loss) on derivative instruments, net	10	—	—		10	(5)	—		—		5

Total other income (expense), net	(78)	—	(14)		(92)	(90)	—		(33)		(215)

Income (loss) before income taxes	530	429	(244)		715	113	—		16		844
Provision for (benefit from) income taxes	(97)	—	9	(w)	(88)	18	—		15	(dd)	(55)

Net income (loss)	627	429	(253)		803	95	—		1		899
Net income (loss) attributable to non-controlling interest	257	—	142	(x)	399	54	—		5	(cc)	458

Net income (loss) attributable to Viper Energy, Inc.	$370	$429	$(395)		$404	$41	$—		$(4)		$441

Net income (loss) attributable to common shares:
Basic	$3.62				$3.09						$2.60
Diluted	$3.62				$3.09						$2.60
Weighted average number of common shares outstanding:
Basic	101,976		28,336	(y)	130,312				39,008	(ee)	169,320
Diluted	101,976		28,336	(y)	130,312				39,008	(ee)	169,320

(1)

Viper’s historical income statement for the year ended December 31, 2024 in this table includes the effects of pro forma adjustments for the Tumbleweed Acquisitions from the pro forma condensed combined statement of operations above.

Viper Energy, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations - Continued

	Three Months Ended March 31, 2025
	Historical		Acquisition Transaction Adjustments (Note 3)			Historical	Reclass Adjustments		Acquisition Transaction Adjustments (Note 3)
	Viper	Drop Down			Viper Pro Forma Combined	Sitio					Viper Pro Forma Combined
	(In millions, except per share amounts, shares in thousands)
Operating income:
Royalty income	$244	$112	$—		$356	$158	$—		$—		$514
Lease bonus income	1	—	—		1	—	4	(a)	—		5
Lease bonus and other income	—	—	—		—	5	(5)	(a)	—		—
Other operating income	—	—	—		—	—	1	(a)	—		1

Total operating income	245	112	—		357	163	—		—		520

Costs and expenses:
Production and ad valorem taxes	17	7	—		24	13	—		—		37
Depletion	67	—	54	(t)	121	—	77	(a)	(7)	(z)	191
Depletion, depreciation and amortization	—	—	—		—	77	(77)	(a)	—		—
General and administrative expenses—related party	4	—	—		4	—	—		—		4
General and administrative expenses	2	—	—		2	16	—		—		18

Total costs and expenses	90	7	54		151	106	—		(7)		250

Income (loss) from operations	155	105	(54)		206	57	—		7		270
Other income (expense):
Interest expense, net	(13)	—	(3)	(v)	(16)	(23)	—		4	(aa)	(35)
Gain (loss) on derivative instruments, net	32	—	—		32	(1)	—		—		31

Total other income (expense), net	19	—	(3)		16	(24)	—		4		(4)

Income (loss) before income taxes	174	105	(57)		222	33	—		11		266
Provision for (benefit from) income taxes	21	—	20	(w)	41	7	—		14	(dd)	62

Net income (loss)	153	105	(77)		181	26	—		(3)		204
Net income (loss) attributable to non-controlling interest	78	—	47	(x)	125	16	—		4	(cc)	145

Net income (loss) attributable to Viper Energy, Inc.	$75	$105	$(124)		$56	$10	$—		$(7)		$59

Net income (loss) attributable to common shares:
Basic	$0.62				$0.43						$0.35
Diluted	$0.62				$0.43						$0.35
Weighted average number of common shares outstanding:
Basic	120,926		10,390	(y)	131,316				39,008	(ee)	170,324
Diluted	121,030		10,390	(y)	131,420				39,008	(ee)	170,428

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION

The accompanying pro forma financial statements were prepared based on the historical consolidated financial statements of Viper, Sitio, TWR, Tumbleweed Q, Tumbleweed M (together with TWR and Tumbleweed Q, the “Tumbleweed Entities”), and the historical statements of revenues and direct operating expenses of the Endeavor Mineral and Royalty Interests. Pro forma adjustments have been made to reflect certain transaction accounting adjustments, as discussed further in Notes 2 and 3.

The pro forma balance sheet gives effect to the Sitio Transaction, and the 2025 Drop Down including any impact from the 2025 Equity Offering as if they had been completed on March 31, 2025.

The pro forma statements of operations for the year ended December 31, 2024 and the three months ended March 31, 2025 give pro forma effect to (i) the Q&M Acquisitions through the Q&M Closing Date, (ii) the TWR Acquisition through the TWR Closing Date, (iii) the 2025 Drop Down and the related 2025 Equity Offering, and (iv) the Sitio Transaction, as if each such transaction had occurred on January 1, 2024, the beginning of the earliest period presented.

The Tumbleweed Acquisitions and the Sitio Transaction are accounted for as acquisitions of assets under ASC 805. Viper therefore recognized the assets acquired and liabilities assumed in the Tumbleweed Acquisitions and the Sitio Transaction based on their costs to Viper, which includes the total consideration paid as well as capitalization of all transaction costs incurred.

The 2025 Drop Down is accounted for as a transaction between entities under common control with the acquired properties recorded at the Endeavor Seller’s historical carrying value in the pro forma consolidated balance sheet.

In the opinion of management, all material adjustments have been made that are necessary to present fairly, in accordance with Article 11 of Regulation S-X, the pro forma financial statements. The pro forma financial statements are provided for illustrative purposes only and do not purport to be indicative of what Viper’s actual results of operations and financial position would have been on a consolidated basis if the Tumbleweed Acquisitions, the 2025 Drop Down and the Sitio Transaction had occurred on the dates indicated, nor are they indicative of the future results of operations or financial position.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma statements of operations are based on the weighted average number of shares of Viper Class A Common Stock outstanding, assuming the Tumbleweed Acquisitions and related equity offering, the 2025 Drop Down, the 2025 Equity Offering and the Sitio Transaction occurred at the beginning of the earliest period presented.

2. CONSIDERATION AND PURCHASE PRICE ALLOCATION

Viper has performed a preliminary analysis of the total consideration paid for the assets and liabilities acquired in the 2025 Drop Down and the Sitio Transaction, including all estimated associated transaction costs, and has allocated the total consideration to the assets acquired and liabilities assumed in each respective transaction. Due to the fact that the pro forma financial statements have been prepared based on these preliminary estimates, the final purchase price allocation and the resulting effect on Viper’s financial position and results of operations may differ significantly from the pro forma amounts included herein.

The following table summarizes the preliminary purchase price for the 2025 Drop Down as of May 1, 2025, and the allocation of the total consideration to the assets acquired and liabilities assumed in each transaction (in millions except shares, Viper OpCo Units and per unit and per share amounts):

Consideration:	2025 Drop Down
Viper OpCo Units issued	69,626,640
Viper OpCo Unit consideration(1)	$3,407
Cash consideration	1,000

Total consideration (including fair value of Viper OpCo Units issued)	$4,407

Purchase price allocation to assets acquired:

Oil and natural gas interests	$4,407

(1)

The value of the Viper OpCo Unit consideration is based on the portion of the historical carrying value of the Endeavor Mineral and Royalty Interests allocated to the Viper OpCo units in accordance with the guidance in ASC 805 for common control transactions.

The total consideration for the 2025 Drop Down has been used to prepare the transaction accounting adjustments in the pro forma balance sheet and statements of operations. The total value of consideration for the 2025 Drop Down is subject to change based on changes in the historical carrying value of the Endeavor Mineral and Royalty Interests and customary purchase price adjustments including post-close adjustments and actual transaction costs incurred.

The following table summarizes the preliminary purchase price for the Sitio Transaction as of March 31, 2025, and the allocation of the total consideration to the assets acquired and liabilities assumed in each transaction (in millions except shares and per share amounts):

Consideration:	Pending Sitio Acquisition
Shares of Viper Class A Common Stock to be issued as merger consideration(1)	39,008,375
Shares of Viper Class B Common Stock and Viper OpCo Units to be issued as merger consideration(2)	35,631,448

Total shares of Viper Common Stock and Viper OpCo Units to be issued as merger consideration	74,639,823
Closing price per share of Viper Class A Common Stock(3)	$40.72

Fair value of Viper Common Stock issued	$3,039
Cash transferred at close(4)	1,134
Transaction costs to be capitalized in asset acquisition	31

Total merger consideration (including fair value of Viper Common Stock issued)	$4,204

Purchase price allocation:
Cash & cash equivalents	$2
Royalty income receivable (net of allowance for credit losses)	126
Prepaid expenses and other current assets	7
Oil & natural gas interests, full cost method of accounting	4,302
Other property and equipment	4
Operating lease right-of-use asset	6
Other assets	3

Amount attributable to assets acquired	4,450
Accrued liabilities	35
Operating lease liability	2
Deferred tax liability	203
Non-current operating lease liability	5
Other long-term liabilities	1

Amount attributable to liabilities acquired	246

Net assets acquired	$4,204

(1)

Includes (i) 77,551,115 eligible shares of Sitio Class A Common Stock and (ii) 2,795,694 eligible shares of aggregate unvested Sitio restricted stock unit awards (“Sitio RSUs”), Sitio deferred stock unit awards (“Sitio DSUs”) and Sitio performance-based restricted stock unit awards (“Sitio PSUs”) outstanding as of June 20, 2025, which will immediately vest in full on the closing date of the Sitio Transaction and be eligible to receive merger consideration in respect of each share of Sitio Class A Common Stock. The Sitio PSU awards were assumed to vest at 100% of target for pro forma consideration purposes. The eligible shares of Sitio Class A Common Stock, Sitio RSU Awards, Sitio DSU Awards and Sitio PSU Awards will be converted into shares of Viper Class A Common Stock at a 0.4855 exchange ratio.

(2)

Includes 73,236,480 eligible shares of Sitio OpCo units and 154,764 eligible shares of Sitio OpCo restricted stock awards (“Sitio OpCo RSAs”) outstanding as of June 20, 2025, which will immediately vest in full on the closing date of the Sitio Transaction and be eligible to receive merger consideration in respect of each Sitio OpCo Unit. The eligible Sitio OpCo Units and Sitio OpCo RSA’s will be converted into shares of Viper OpCo Units at a 0.4855 exchange ratio.

(3)	Based on the Viper closing stock price as of June 20, 2025.
(4)

Cash transferred at close primarily represents (i) $627 million for the redemption of Sitio’s $600 million existing senior notes due 2028 (including a make-whole premium calculated based on the anticipated closing date), (ii) the repayment of approximately $486 million in outstanding borrowing to settle Sitio’s revolving credit facility as of March 31, 2025, and (iii) the payment of $21 million in accrued and unpaid interest on Sitio’s existing senior notes due 2028 and revolving credit facility as of March 31, 2025.

From June 2, 2025, the last trading day prior to the initial public announcement of the Sitio Transaction, to June 20, 2025, the preliminary value of the merger consideration increased by approximately $56 million as a result of the increase in the share price of Viper’s Class A Common Stock from $39.97 to $40.72. The actual value of the merger consideration will be determined using the closing share price of Viper’s Class A Common Stock on the closing date. A 10% increase or decrease in the closing share price of the Class A Common Stock, as compared to the June 20, 2025 closing share price of $40.72, would increase or decrease the value of the merger consideration by approximately $304 million, assuming all other factors are held constant.

The total consideration for the Sitio Transaction has been used to prepare the transaction accounting adjustments for the Sitio Transaction in the pro forma balance sheet and statements of operations. The total value of consideration is subject to change based on fluctuations in the share price of Viper’s Class A Common Stock, on customary purchase price adjustments including post-close adjustments and actual transaction costs incurred.

3.	PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

The pro forma financial statements have been prepared to illustrate the effect of the Tumbleweed Acquisitions, the 2025 Drop Down and related 2025 Equity Offering, and the Sitio Transaction and have been prepared for informational purposes only.

Reclassifications

(a)	The following reclassifications were made to conform the historical consolidated financial statements for the Sitio Transaction to Viper’s presentation:

Pro Forma Condensed Combined Balance Sheet as of March 31, 2025

•	Reclassification of $126 million from Accrued revenue and accounts receivable to Royalty income receivable (net of allowance for credit losses);

•	Reclassification of approximately $3.0 billion from Proved properties and approximately $2.4 billion from Unproved properties to Oil and natural gas interests, full cost method of accounting;

•	Reclassification of $896 million from Accumulated depreciation, depletion, amortization and impairment to Accumulated depletion and impairment;

•	Reclassification of $56 million from Accounts payable and accrued expenses to Accrued liabilities; and

•	Reclassification of $48 million from Deferred income taxes (net of allowances) to Deferred tax liability.

Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2024

The below reclassifications were made to conform the historical consolidated statement of operations of the Tumbleweed Entities to Viper’s presentation for the year ended December 31, 2024.

•	Reclassification of $1 million from Gathering and transportation to Royalty income;

•	Reclassification of $6 million from Lease bonus and other income to Lease bonus income; and

•	Reclassification of $27 million from Depletion, depreciation and amortization to Depletion.

The below reclassifications were made to conform the historical consolidated statement of operations of Sitio to Viper’s presentation for the year ended December 31, 2024.

•	Reclassification of $9 million and $4 million from Lease bonus and other income to Lease bonus income and Other operating income, respectively; and

•	Reclassification of $320 million from Depletion, depreciation and amortization to Depletion.

Pro Forma Condensed Combined Statement of Operations for the three months ended March 31, 2025

The below reclassifications were made to conform the historical consolidated statement of operations of Sitio to Viper’s presentation for the three months ended March 31, 2025.

•	Reclassification of $4 million and $1 million from Lease bonus and other income to Lease bonus income and Other operating income, respectively; and

•	Reclassification of $77 million from Depletion, depreciation and amortization to Depletion.

Pro Forma Condensed Combined Balance Sheet as of March 31, 2025

(b)	Reflects the preliminary allocation of consideration as discussed in Note 2—Consideration and Purchase Price Allocation for the 2025 Drop Down as follows:

•

$560 million decrease to Cash and cash equivalents and increase to Oil and natural gas interests, full cost method of accounting, for the portion of cash consideration for the 2025 Drop Down funded with proceeds from the 2025 Equity Offering;

•

$223 million decrease to Funds held in escrow and increase to Oil and natural gas interests, full cost method of accounting, for the portion of cash consideration held in escrow prior to the closing of the 2025 Drop Down;

•

$217 million increase to Long term debt, net and increase to Oil and natural gas interests, full cost method of accounting, for the pro forma borrowings on Viper OpCo’s revolving credit facility required to fund the remainder of the cash consideration for the 2025 Drop Down; and

•

$3.4 billion increase to Non-controlling interest and Oil and natural gas interests, full cost method of accounting, for the fair value of Viper OpCo Units issued as partial consideration for the 2025 Drop Down.

(c)	Represents transaction costs expected to be incurred in connection with the 2025 Drop Down which are not included in Viper’s historical consolidated balance sheet as of March 31, 2025.

(d)

Reflects an increase of $726 million in Additional paid-in capital, a decrease of $927 million in Non-controlling interest, and a related decrease of $201 million in Deferred income taxes (net of allowances) to record the changes in Viper’s and Diamondback’s ownership interests in Viper OpCo as a result of the 2025 Drop Down in accordance with ASC 810, “Consolidation”.

(e)	Represents the adjustment for the elimination of Sitio’s equity as follows:

•	$1.7 billion decrease to Additional paid-in capital;

•	$137 million increase to Retained earnings (accumulated deficit);

•	$119 million increase to Class A treasury shares;

•	$1 million increase to Class C treasury shares;

•	$1.9 billion decrease to Non-controlling interest; and

•	$3.3 billion decrease to Oil and natural gas interests, full cost method of accounting.

(f)	Represents the allocation of equity issued as consideration for the Sitio Transaction as follows:

•	$3.0 billion increase to Oil and natural gas interests, full cost method of accounting;

•	$1.6 billion increase to Additional paid-in capital; and

•	$1.4 billion increase to Non-controlling interest.

(g)

Represents $31 million of estimated direct transaction costs, which primarily consist of fees for financial, legal and accounting advisors and filing fees expected to be incurred in connection with the Sitio Transaction and capitalized as Oil and natural gas interests, full cost method of accounting.

(h)	Reflects the settlement of Sitio’s existing long-term debt as follows:

•

$48 million increase to Long-term debt, net reflecting (i) the repayment of $486 million in principal outstanding on the Sitio revolving credit facility, (ii) the redemption of Sitio’s $600 million principal and $27 million make whole redemption premium due on its existing senior notes due 2028, (iii) the payment of $21 million in accrued and unpaid interest on the Sitio revolving credit facility and Sitio’s existing senior notes due 2028, and (iv) the funding of the above debt transactions with borrowings of $1.1 billion on Viper OpCo’s revolving credit facility;

•	$27 million increase to Oil and natural gas interests, full cost method of accounting to reflect the $27 million make whole redemption premium due on Sitio’s existing senior notes due 2028;

•	$21 million decrease to Accrued liabilities for the elimination of Sitio’s liability for interest on its senior notes and revolving credit facility;

•

$9 million increase to Long-term debt, net and to Oil and natural gas interests, full cost method of accounting for the write off of unamortized debt issuance costs associated with Sitio’s existing senior notes due 2028; and

•

$8 million decrease to Deferred financing costs and an increase to Oil and natural gas interests, full cost method of accounting for the write off of unamortized debt issuance costs related to Sitio’s revolving credit facility.

(i)	Reflects the elimination of Sitio’s historical Accumulated depletion and impairment.

(j)

Reflects $8 million in severance payments to be made by Viper on the effective date of the Sitio Transaction for the termination of certain Sitio employees as an increase to Long-term debt, net and a reduction to Retained earnings (accumulated deficit) on the pro forma balance sheet and an increase to General and administrative expenses on the pro forma statement of operations for the year ended December 31, 2024. Additionally, Viper may incur up to an additional $17 million in severance costs, which are not adjusted in the pro forma financial statements and will be paid based on the terms of the historical Sitio severance plans.

(k)

Reflects a $34 million decrease to Oil and natural gas interests, full cost method of accounting and Deferred tax liability to reflect adjustments to the GAAP basis of the assets acquired and liabilities assumed, which impact the difference between the GAAP basis and the tax basis in the applicable assets and liabilities, based on an estimated blended federal and state statutory tax rate of 21.5%.

(l)

Reflects a decrease of $55 million in Additional paid-in capital, an increase of $70 million in Non-controlling interest, and a related increase of $15 million in Deferred income taxes (net of allowances) to record the changes in Viper’s and ownership interests in Viper OpCo as a result of the Sitio Transaction in accordance with ASC 810, “Consolidation”.

Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 2024 and the three months ended March 31, 2025

The adjustments included in the pro forma condensed combined statements of operations for the year ended December 31, 2024 and the three months ended March 31, 2025 are as follows:

(m)	Reflects the elimination of certain expenses not included in the entities acquired in the Tumbleweed Acquisitions as follows:

•	a decrease of $116 million in General and administrative expenses; and

•	a decrease of $1 million in Earnings from equity method investment.

(n)

Reflects a $2 million net decrease in Depletion computed on a unit of production basis under the full cost method of accounting following the preliminary purchase price allocation to Oil and natural gas interests, full cost method of accounting, as if the Tumbleweed Acquisitions were consummated on January 1, 2024.

(o)

Reflects a net increase of $15 million in Interest expense, net that would have been recorded for the year ended December 31, 2024 with respect to the incremental borrowings of $280 million used to fund a portion of the cash consideration for the TWR Acquisition. The effective interest rate as of the TWR Closing Date of approximately 7.2%, was applied to the pro forma incremental outstanding borrowings on Viper’s revolving credit facility to calculate pro forma interest expense.

(p)

The Tumbleweed Acquisitions include provisions for amounts contingently payable by Viper based on the satisfaction of certain commodity price thresholds in the future. This adjustment reflects the changes in fair value of the related contingent consideration liability of Viper through the respective Q&M Closing Date and the TWR Closing Date.

(q)

Reflects the estimated impact to the income tax provision associated with the incremental pro forma income before taxes associated with the Tumbleweed Acquisitions and attributable to Viper, using a blended federal plus state statutory tax rate, net of federal benefit, of 21.7% for the year ended December 31, 2024.

(r)

Reflects the impact to Net income (loss) attributable to non-controlling interest of issuing 11,500,000 shares of Viper’s Class A Common Stock to the public in September 2024 to partially fund the cash consideration for the TWR Acquisition and issuing 10,093,670 Viper OpCo Units for an approximate 5.0% ownership interest in Viper OpCo as partial consideration for the TWR Acquisition.

(s)

Reflects the public issuance of 11,500,000 shares of Viper Class A Common Stock in September 2024 to fund a portion of the cash consideration for the TWR Acquisition as though the issuance took place on January 1, 2024. The following table reconciles historical and pro forma basic and diluted earnings per share utilizing the two-class method for the year ended December 31, 2024:

	Year Ended December 31, 2024
	Viper (Historical)	Pro Forma
	(In millions, except per share amounts, shares in thousands)
Net income (loss) attributable to the period	$359	$370
Less: distributed and undistributed earnings allocated to participating securities	—	1

Net income (loss) attributable to common unitholders	$359	$369

Weighted average common units outstanding:
Basic weighted average common units outstanding	93,932	101,976
Effect of dilutive securities:
Potential common units issuable	—	—

Diluted weighted average common units outstanding	93,932	101,976

Net income (loss) per common unit, basic	$3.82	$3.62
Net income (loss) per common unit, diluted	$3.82	$3.62

(t)

Reflects increases of $221 million and $54 million in Depletion for the year ended December 31, 2024 and the three months ended March 31, 2025, respectively computed on a unit of production basis under the full cost method of accounting following the preliminary purchase price allocation to Oil and natural gas interests, full cost method of accounting, as if the 2025 Drop Down was consummated on January 1, 2024.

(u)

Reflects non-recurring transaction costs related to the 2025 Drop Down, which primarily consist of fees paid to financial, legal and accounting advisors and filing fees. These costs are not reflected in the historical December 31, 2024 financial statements of Viper or the historical statement of operations for the three months ended March 31, 2025, approximately $3 million of these costs are included in Viper’s historical balance sheet as of March 31, 2025 with the remaining $6 million shown on a pro forma basis as an increase to Accrued liabilities and a decrease to Retained earnings (accumulated deficit) as noted in item (c) above. These transaction costs relate directly to the 2025 Drop Down and will be expensed by Viper as incurred.

(v)

Reflects net increases of $14 million and $3 million in Interest expense, net that would have been recorded in the year ended December 31, 2024 and the three months ended March 31, 2025, respectively, with respect to the incremental borrowings of $217 million used to fund a portion of the cash consideration for the 2025 Drop Down. The effective interest rate as of the 2025 Drop Down Closing Date of approximately 6.4%, was applied to the pro forma incremental outstanding borrowings on Viper’s revolving credit facility to calculate pro forma interest expense.

(w)

Reflects the estimated impact to Provision for (benefit from) income taxes associated with the incremental pro forma income before taxes from the 2025 Drop Down attributable to Viper, using a blended federal plus state statutory tax rate, net of federal benefit, of 21.7% for the year ended December 31, 2024 and the three months ended March 31, 2025.

(x)

Further reflects the impact to Net income (loss) attributable to non-controlling interest for the year ended December 31, 2024 and the three months ended March 31, 2025 of the Endeavor Equity Issuance to the Endeavor Sellers as partial consideration for the 2025 Drop Down and issuing 28,336,000 shares of Viper Class A Common Stock in the 2025 Equity Offering.

(y)	The following table reconciles Viper historical and pro forma basic and diluted earnings per share including the impacts of the 2025 Drop Down utilizing the two-class method for the periods indicated:

	Year Ended December 31, 2024		Three Months Ended March 31, 2025
	Viper (Historical)(1)	Pro Forma	Viper (Historical)	Pro Forma
	(In millions, except per share amounts, shares in thousands)
Net income (loss) attributable to the period	$370	$404	$75	$56
Less: distributed and undistributed earnings allocated to participating securities	1	1	—	—

Net income (loss) attributable to common unitholders	$369	$403	$75	$56

Weighted average common units outstanding:
Basic weighted average common units outstanding	101,976	130,312	120,926	131,316
Effect of dilutive securities:
Potential common units issuable	—	—	104	104

Diluted weighted average common units outstanding	101,976	130,312	121,030	131,420

Net income (loss) per common unit, basic	$3.62	$3.09	$0.62	$0.43
Net income (loss) per common unit, diluted	$3.62	$3.09	$0.62	$0.43

(1)

Viper’s historical income statement and earnings per share amounts for the year ended December 31, 2024 include the effects of the pro forma adjustments for the Tumbleweed Acquisitions in the pro forma condensed combined statement of operations.

(z)

Reflects net decreases of $57 million and $7 million in Depletion for the year ended December 31, 2024 and the three months ended March 31, 2025, respectively, computed on a unit of production basis under the full cost method of accounting following the preliminary purchase price allocation to Oil and natural gas interests, full cost method of accounting, as if the Sitio Transaction was consummated on January 1, 2024.

(aa)

Reflects a net decrease of $11 million and a net increase of $4 million in Interest expense, net for the year ended December 31, 2024 and the three months ended March 31, 2025, respectively, that would have been recorded with respect to the $1.1 billion repayment of the Sitio revolving credit facility and Sitio’s existing senior notes due 2028 including the $27 million make whole redemption premium and $21 million in accrued and unpaid interest with borrowings under Viper’s revolving credit facility. The effective interest rate on Viper’s revolving credit facility as of June 20, 2025 of approximately 6.6%, was applied to the pro forma incremental borrowings on Viper’s revolving credit facility to calculate pro forma interest expense.

A 1/8th of a percentage point increase or decrease in the SOFR rate would result in a change in interest expense of approximately $1.4 million for the year ended December 31, 2024 and $0.4 million for the three months ended March 31, 2025.

(bb)

Reflects the loss on extinguishment of debt of $44 million for the year ended December 31, 2024 associated with the $27 million make whole redemption premium on Sitio’s existing senior notes due 2028, and the write-off of $17 million in unamortized debt issuance costs associated with the Sitio revolving credit facility and Sitio’s existing senior notes due 2028.

(cc)

Further reflects the impact to Net income (loss) attributable to non-controlling interest of issuing 35,631,448 Viper OpCo Units and 39,008,375 shares of Viper Class A Common Stock in the Sitio Transaction in Note 2 — Consideration and Purchase Price Allocation.

(dd)

Reflects the estimated impact to Provision for (benefit from) income taxes associated with the incremental pro forma income before taxes associated with the Sitio Transaction and attributable to Viper for the year ended December 31, 2024 and the three months ended March 31, 2025 using a blended federal plus state statutory tax rate, net of federal benefit, of 21.7%.

(ee)

The following table reconciles Viper historical and pro forma basic and diluted earnings per share including the impact of the Sitio Transaction utilizing the two-class method for the periods indicated:

	Year Ended December 31, 2024		Three Months Ended March 31, 2025
	Viper (Historical)(1)	Pro Forma	Viper (Historical)	Pro Forma
	(In millions, except per share amounts, shares in thousands)
Net income (loss) attributable to the period	$404	$441	$56	$59
Less: distributed and undistributed earnings allocated to participating securities	1	1	—	—

Net income (loss) attributable to common unitholders	$403	$440	$56	$59

Weighted average common units outstanding:
Basic weighted average common units outstanding	130,312	169,320	131,316	170,324
Effect of dilutive securities:
Potential common units issuable	—	—	104	104

Diluted weighted average common units outstanding	130,312	169,320	131,420	170,428

Net income (loss) per common unit, basic	$3.09	$2.60	$0.43	$0.35
Net income (loss) per common unit, diluted	$3.09	$2.60	$0.43	$0.35

(1)

Viper’s historical income statement and earnings per share amounts for the year ended December 31, 2024 include the effects of the pro forma adjustments for the Tumbleweed Acquisitions in the pro forma condensed combined statement of operations.

4.	SUPPLEMENTAL PRO FORMA OIL AND NATURAL GAS RESERVES INFORMATION

Net Proved Reserves

The historical information regarding net proved oil and natural gas reserves attributable to Viper’s interests and the 2025 Drop Down in proved properties as of December 31, 2024, is based on reserve estimates prepared by Viper’s internal reservoir engineers and audited by Ryder Scott, LLP, an independent petroleum engineering firm. The reserves attributable to the Tumbleweed Acquisitions are included in Viper’s historical activity during and for the year ended December 31, 2024.

The historical information regarding net proved oil and natural gas reserves attributable to interests in the reserves of the Sitio Transaction are based on reserve estimates prepared by Sitio’s internal reservoir engineers and audited by Cawley, Gillespie & Associates, Inc., an independent petroleum engineering firm, as of December 31, 2024.

	Oil (MBbls)
	Viper Historical	2025 Drop Down	Viper Pro Forma Combined (1)	Pending Sitio Acquisition	Pro Forma Total (1)
As of December 31, 2023	89,903	55,373	145,276	38,832	184,108
Purchase of reserves in place	7,891	—	7,891	5,209	13,100
Extensions and discoveries	13,099	—	13,099	6,297	19,396
Revisions of previous estimates	(6,472)	272	(6,200)	(1,270)	(7,470)
Divestitures	(919)	—	(919)	—	(919)
Production	(9,939)	(5,459)	(15,398)	(7,004)	(22,402)

As of December 31, 2024	93,563	50,186	143,749	42,064	185,813

Proved Developed Reserves:
December 31, 2024	76,020	32,216	108,236	36,384	144,620
Proved Undeveloped Reserves:
December 31, 2024	17,543	17,970	35,513	5,680	41,193

	Natural Gas (MMcf)
	Viper Historical	2025 Drop Down	Viper Pro Forma Combined (1)	Pending Sitio Acquisition	Pro Forma Total (1)
As of December 31, 2023	263,578	190,988	454,566	150,270	604,836
Purchase of reserves in place	20,310	—	20,310	41,587	61,897
Extensions and discoveries	33,498	—	33,498	22,066	55,564
Revisions of previous estimates	4,449	956	5,405	9,381	14,786
Divestitures	(4,605)	—	(4,605)	—	(4,605)
Production	(24,606)	(14,524)	(39,130)	(23,360)	(62,490)

As of December 31, 2024	292,624	177,420	470,044	199,944	669,988

Proved Developed Reserves:
December 31, 2024	253,271	120,668	373,939	179,056	552,995
Proved Undeveloped Reserves:
December 31, 2024	39,353	56,752	96,105	20,888	116,993

	Natural Gas Liquids (MBbls)
	Viper Historical	2025 Drop Down	Viper Pro Forma Combined (1)	Pending Sitio Acquisition	Pro Forma Total(1)
As of December 31, 2023	45,416	36,482	81,898	21,416	103,314
Purchase of reserves in place	3,665	—	3,665	6,131	9,796
Extensions and discoveries	6,254	—	6,254	3,132	9,386
Revisions of previous estimates	2,837	155	2,992	863	3,855
Divestitures	(451)	—	(451)	—	(451)
Production	(4,181)	(2,639)	(6,820)	(3,174)	(9,994)

As of December 31, 2024	53,540	33,998	87,538	28,368	115,906

Proved Developed Reserves:
December 31, 2024	45,633	22,751	68,384	25,368	93,752
Proved Undeveloped Reserves:
December 31, 2024	7,907	11,247	19,154	3,000	22,154

	Total (MBOE)
	Viper Historical	2025 Drop Down	Viper Pro Forma Combined (1)	Pending Sitio Acquisition	Pro Forma Total(1)
As of December 31, 2023	179,249	123,686	302,935	85,293	388,228
Purchase of reserves in place	14,941	—	14,941	18,271	33,212
Extensions and discoveries	24,936	—	24,936	13,106	38,042
Revisions of previous estimates	(2,894)	587	(2,307)	1,157	(1,150)
Divestitures	(2,138)	—	(2,138)	—	(2,138)
Production	(18,221)	(10,519)	(28,740)	(14,071)	(42,811)

As of December 31, 2024	195,873	113,754	309,627	103,756	413,383

Proved Developed Reserves:
December 31, 2024	163,865	75,078	238,943	91,595	330,538
Proved Undeveloped Reserves:
December 31, 2024	32,009	38,676	70,685	12,161	82,846

(1)

Estimates of reserves as of December 31, 2024 were prepared using the unweighted arithmetic average of hydrocarbon prices received on a field-by-field basis on the first day of each month within the 12-month period ended December 31, 2024, in accordance with SEC guidelines. Reserve estimates do not include any value for probable or possible reserves that may exist, nor do they include any value for undeveloped acreage. The reserve estimates represent Viper’s net revenue interest in the subject properties. Although Viper’s management believes these estimates are reasonable, actual future production, cash flows, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary substantially from these estimates. MBOE equivalents are calculated using a conversion rate of six MMcf per one MBbl for natural gas.

Standardized Measure

The following table presents the pro forma condensed combined standardized measure of discounted future net cash flows attributable to the proved oil and natural gas reserves of Viper, the 2025 Drop Down and the Sitio Transaction as of December 31, 2024. The pro forma condensed combined standardized measure shown below represents estimates only and has not been adjusted for projected combined income tax rates and does not reflect the market value of the reserves attributable to the acquired mineral and royalty interests.

	December 31, 2024
	Viper Historical	2025 Drop Down	Viper Pro Forma Combined	Pending Sitio Acquisition	Pro Forma Combined
	(In millions)
Future cash inflows	$8,323	$4,796	$13,119	$3,775	$16,894
Future production taxes	(578)	(339)	(917)	(295)	(1,212)
Future income tax expense	(748)	(25)	(773)	(224)	(997)

Future net cash flows	6,997	4,432	11,429	3,256	14,685
10% discount to reflect timing of cash flows	(3,677)	(2,197)	(5,874)	(1,494)	(7,368)

Standardized measure of discounted future net cash flows	$3,320	$2,235	$5,555	$1,762	$7,317

Principal changes in the standardized measure of discounted future net cash flows attributable to proved reserves are as follows:

	Year Ended December 31, 2024
	Viper Historical	2025 Drop Down	Viper Pro Forma Combined	Pending Sitio Acquisition	Pro Forma Combined
	(In millions)
Standardized measure of discounted future net cash flows at the beginning of the period	$3,187	$2,543	$5,730	$1,758	$7,488
Purchase of minerals in place	355	—	355	290	645
Divestiture of reserves	(51)	—	(51)	—	(51)
Sales of oil and natural gas, net of production costs	(793)	(429)	(1,222)	(564)	(1,786)
Extensions and discoveries	640	—	640	323	963
Net changes in prices and production costs	(438)	(147)	(585)	(207)	(792)
Revisions of previous quantity estimates	(85)	10	(75)	16	(59)
Net changes in income taxes	70	2	72	11	83
Accretion of discount	374	256	630	190	820
Net changes in timing of production and other	61	—	61	(55)	6

Standardized measure of discounted future net cash flows at the end of the period	$3,320	$2,235	$5,555	$1,762	$7,317